UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Reynolds American Inc.
(Name of Issuer)

Common Stock (par value $0.0001 per share)
(Title of Class of Securities)

761713106
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☑           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	761713106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brown & Williamson Holdings, Inc.; IRS Identification No. 61-0144470
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 232,480,049 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 232,480,049 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,480,049 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Brown & Williamson Holdings, Inc. (“B&W”) is the record and beneficial owner of 232,480,049 shares of Reynolds American Common Stock. British American Tobacco p.l.c. is the beneficial owner of such shares by virtue of its indirect ownership of all of the equity and voting power of B&W.

CUSIP No.	761713106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) British American Tobacco p.l.c.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 232,480,049 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 232,480,049 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,480,049 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Brown & Williamson Holdings, Inc. (“B&W”) is the record and beneficial owner of 232,480,049 shares of Reynolds American Common Stock. British American Tobacco p.l.c. is the beneficial owner of such shares by virtue of its indirect ownership of all of the equity and voting power of B&W.

Item 1.
	(a)	Name of Issuer:

Reynolds American Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

401 North Main Street
Winston-Salem, NC 27102

Item 2.
	(a)	Name of Persons Filing:

Brown & Williamson Holdings, Inc.
British American Tobacco p.l.c.

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

Brown & Williamson Holdings, Inc.
103 Foulk Road, Suite 117
Wilmington, DE 19803

British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG

	(c)	Citizenship:

Brown & Williamson Holdings, Inc. – Delaware
British American Tobacco p.l.c. – England and Wales

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number:

761713106

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.		Ownership:

	(a).	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

	(b).	Percent of Class:

See the responses to Item 11 on the attached cover pages.

	(c).	Number of shares as to which such person has:

		(i).	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

		(ii).	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

		(iii).	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

		(iv).	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.		Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.		Identification and Classification of the subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See footnote 1 on the attached cover pages.

Item 8.		Identification and Classification of Members of the Group:

Not Applicable

Item 9.		Notice of Dissolution of Group:

Not Applicable

Item 10.		Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2012

Brown & Williamson Holdings, Inc.,

By:	/s/ Andrew T. Panaccione
Name: Andrew T. Panaccione
Title: Secretary

British American Tobacco p.l.c.,

By:	/s/ Nicola Snook
Name: Nicola Snook
Title: Company Secretary